Mail Stop 0511

                                                     February 15,
2005

Vernon Samaroo, President
Southridge Enterprises, Inc.
18523 - 98th Avenue
Edmonton, Alberta  T5T  3E6

RE:  Southridge Enterprises Inc. ("the company")
        File No.  333-119729
        Amendment No. 2 to Form SB-2
        Filed January 14, 2005

Dear Mr. Samarro:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement

1. We note from this page that your agent for service is Vernon
Samaroo. However, under the section "Legal Proceedings", you name Cane & Associates LLP of Las Vegas, NV as your agent for service. Please revise as appropriate or advise supplementally. Further, please disclose in your prospectus the relationship between O`Neill
Law Group and Southridge.



Financial Statements

Report of Independent Registered Public Accounting Firm

2. We noted in the fourth paragraph that the report dated September 10, 2004 has been withdrawn, yet the report is dated September 10, 2004. If your auditor intends to "dual date" the report, the references to the withdrawal of the report should be deleted. Please direct your auditor to refer to Sections 561 and
530.05 of the Codification of Statements on Auditing Standards and revise the report as appropriate. See also our comment below.

Notes to the Consolidated Financial Statements

Note 2.  Change in Accounting Policy

3. We read your response to comment 5 and your revised disclosure in note 2, wherein you have stated that you adopted a new accounting policy of expensing development and exploration costs as incurred. Please note that a change from an accounting principle that is not generally accepted to one that is generally accepted is considered a correction of an error rather than a change in accounting principles, as indicated in paragraph 13 of APB 20. Accordingly, please revise your disclosures to delete the references to changes in accounting policy and state the nature of the error and the effect of its correction on the previously issued financial statements. In this connection, please direct your auditor to revise their audit report accordingly.


Note 3.  Summary of Significant Accounting Policies

Foreign Currency Translation

4. We read your response to comment 6 that the Company is using the US dollar as its functional and reporting currency. Your current disclosure that the Company translates its monetary and nonmonetary assets and liabilities, and that translation adjustments are recorded in other comprehensive loss is confusing. Please revise to remove all language related to the translation process, as this is not applicable if the functional and reporting currency is the same.






General

5. Please revise to include the interim financial statements for the quarter ended November 30, 2004 in accordance with Item 310(g) of
Regulation S-B and provide a current consent in any amendment.


Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Raj Rajan at (202) 942-1941 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 942-1787 with any other questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   Stephen F. X. O`Neill, Esq.
         Via fax (360) 332-2291











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